FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:        December, 2002

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 3rd day of December, 2002.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCESCOMPLETION
OF PRIVATE PLACEMENT OF DEBENTURE UNITS

VANCOUVER, B.C., December 3, 2002 — Clearly Canadian Beverage Corporation (TSX: CLV; OTCBB: CCBC) today announced the completion of the private placement of 670 debenture units, raising gross proceeds of $670,000. As previously announced (News Release dated October 25, 2002), each debenture unit consists of a secured convertible debenture in the principal amount of $1,000 and 1,250 share purchase warrants of the Company. The debentures are repayable after one year from closing, subject to acceleration in the event of a default and subject to the Company’s right to prepay the debentures at any time. Interest on the debentures is calculated and payable monthly in arrears at a rate of 10% per annum. The debentures are convertible into common shares of the Company at the election of the holder at any time prior to repayment, based on a conversion price of $0.80. As security for the debentures, the Company granted the investors a general security interest, which security is subordinate to existing secured indebtedness. Each warrant issued as part of the debenture units entitles its holder to purchase one common share of the Company at a price of $0.80 for a period of two years. Certain directors and officers of the Company subscribed for 345 of the 670 debenture units (which was the maximum number of units that such non-arms-length parties were permitted to acquire under applicable Toronto Stock Exchange rules and policies), with the remaining 325 units being acquired by arms-length parties. Proceeds from the financing will be used for working capital purposes.

Based in Vancouver, B.C., the Company markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® and Tré Limone™, which are distributed in the United States, Canada and various other countries. The Company also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on the Company may be obtained on the world wide web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

                         Signed “Bruce E. Morley“
Bruce E. Morley
Chief Legal Officer

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)
Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE™ and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.